UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

Issuance of Stock Options (Share Acquisition Rights)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: June 29, 2011	By:	/s/	Tadashi Nishimura
		Name:	Tadashi Nishimura
		Title:	Executive Officer

[Translation]

June 29, 2011

To whom it may concern

Sumitomo Mitsui Trust Holdings, Inc.
(Securities Code: 8309 TSE, OSE, NSE)

Issuance of Stock Options (Share Acquisition Rights)

Sumitomo Mitsui Trust Holdings, Inc. (President: Kazuo Tanabe; hereinafter “SMTH”) hereby announces that it has resolved at the board of directors’ meeting held on the abovementioned date to issue stock options (share acquisition rights), subject to Article 238 and Article 240, Paragraph 1 of the Companies Act, to the directors and executive officers of SMTH, The Chuo Mitsui Trust and Banking Company, Limited, Chuo Mitsui Asset Trust and Banking Company, Limited, and The Sumitomo Trust and Banking Co., Ltd., which are subsidiaries of SMTH, as follows.

1.	Reason for issuing share acquisition rights as stock options

The purpose of the issuance is to heighten the enthusiasm and morale of SMTH’s and its subsidiaries’ directors and executive officers to improve company performance and share price in the medium- and long- term, and in order to improve shareholders’ return.

2.	Allottees of share acquisition rights, number of allottees, and number of share acquisition rights to be allotted

Allottees	Number of allottees	Number of share acquisition rights
Directors and executive officers of SMTH	22	107
Directors and executive officers of The Chuo Mitsui Trust and Banking Company, Limited	19	68
Directors and executive officers of Chuo Mitsui Asset Trust and Banking Company, Limited	7	27
Directors and executive officers of The Sumitomo Trust and Banking Co., Ltd.	24	84
Total	72	286

3.	Terms and Conditions of share acquisition rights

The terms and conditions of the share acquisition rights as stock options to be issued will be described in the exhibit.

End.

[Exhibit]

Terms and Conditions of Issuance of Share Acquisition Rights

(Sumitomo Mitsui Trust Holdings, Inc., First series)

(1)	Type and number of shares that are the subject of share acquisition rights

1,000 shares of SMTH’s common shares per one share acquisition right.

Where SMTH conducts a share split or consolidation of shares, the number of shares that are the subject of share acquisition rights shall be adjusted using the following formula. However, that adjustment shall be made only for those shares that are the subject of share acquisition rights that are not exercised at the time of the share split or consolidation of shares. Fractions less than one share arising from the adjustment shall be rounded down.

Number of shares after adjustment	=	Number of shares before adjustment	x	Split/ consolidation ratio

Moreover, if SMTH conducts a merger, company split, share exchange, or share transfer (collectively, the “Mergers, etc.”), or an allotment of shares without contribution, or in any cases where adjustments of the number of shares are required, the number of shares may be adjusted within a reasonable scope by taking into consideration the conditions of the Mergers, etc. or those of the allotment of shares without contribution, or other factors.

(2)	Total number of share acquisition rights

286 rights.

The above number of rights is the number of rights planned to be allotted. If the total number of share acquisition rights declines, such as where applications for subscription are not made, then the total number of share acquisition rights to be allotted shall be the total number of share acquisition rights to be issued.

However, if an adjustment mentioned in (1) above is made, the similar adjustment shall be made.

(3)	Amount to be paid-in for share acquisition rights

The amount to be paid-in upon allotment of each share acquisition right shall be the amount obtained by multiplying (x) the option price per SMTH’s common share that is calculated by using the Black-Scholes Model based on the basic numerical values set forth in 2) to 7) below, by (y) the number of shares that are the subject of the share acquisition right (fractions less than one yen shall be rounded up).

1)	Option price per share (C)

2)	Share price (S): closing price of July 26, 2011, for the regular exchange of SMTH’s common shares at the Tokyo Stock Exchange (closing price of the immediately preceding day if there is no closing price for the above date)

3)	Exercise Price (X): the amount determined according to (4) below

4)	Expected remaining period (T): six years

5)	Share price volatility (s): share price volatility rate calculated based on the closing price of every last trading day of a week during the past consecutive period corresponding to the expected remaining period set forth in 4) above, for the regular exchange of SMTH’s common shares

6)	Risk-free interest rate (r): interest rate on Japanese government bond, of which the remaining years correspond to the expected remaining period set forth in 4) above

7)	Dividend yield (q): dividend per share ÷ share price mentioned in 2) above

8)	Cumulative distribution function of standard normal distribution (N (·))

The amount obtained above is the fair price of a share acquisition right; therefore, the issuance does not constitute a favorable issue. Any person who is allotted a share acquisition right shall, instead of paying the amount to be paid-in, offset the payment with his/ her remuneration claim that he/ she has against SMTH.

(4)	Amount of assets to be contributed upon the exercise of share acquisition rights

The amount of assets to be contributed upon the exercise of share acquisition rights shall be calculated by multiplying (x) the amount to be paid-in upon the exercise of share acquisition rights per share (the “Exercise Price”) by (y) the number of shares that are the subject of the share acquisition right. The Exercise Price shall be calculated by multiplying 1.05 by the average price of the closing prices for the regular exchange of SMTH’s common shares at the Tokyo Stock Exchange for all days (excluding the days on which no transaction is concluded) of the month that is the month preceding the month in which a share acquisition right allotment date (the “Allotment Date”) falls (fractions less than one yen shall be rounded up). However, if the amount is lower than either the closing price for the Allotment Date (the immediately preceding closing price if there is no closing price for the Allotment Date) or 400 yen, then the closing price for the Allotment Date or 400 yen, whichever is higher, shall be the Exercise Price.

Where SMTH conducts a share split or consolidation of shares of its common shares, the Exercise Price shall be adjusted using the following formula according to the ratio of a share split or consolidation of shares. Fractions less than one yen arising from the adjustment shall be rounded up.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1
Split/ consolidation ratio

If SMTH issues a new share of its common shares or disposes of its common shares held as treasury stock at a price less than the market price (excluding (i) sales of treasury stock under the Companies Act, Article 194 (demand for sale of shares less than one unit made by holders of shares less than one unit), or (ii) conversion or exercise of (a) a certificate to be converted to SMTH’s common shares or a certificate convertible to SMTH’s common shares or (b) a share acquisition right (including that which is attached to a bond with share acquisition rights) that entitles the holder to demand to be provided with SMTH’s common shares), the Exercise Price shall be adjusted by using the following formula. Fractions less than one yen arising from the adjustment shall be rounded up.

Exercise Price after adjustment	=	Exercise Price before	x	Number of shares issued	+	Number of shares to be newly issued	x	Amount to be paid-in per share
		adjustment				Market Price
				Number of shares issued		+	Number of shares to be newly issued

In the formula above, the “Number of shares issued” shall be the number obtained by deducting the number of SMTH’s common shares held as treasury stock from the total number of outstanding shares of SMTH’s common shares. “Number of shares to be newly issued” shall be read as “Number of treasury stock to be disposed of” in the case of disposal of a treasury stock.

Moreover, if SMTH conducts the Mergers, etc., or an allotment of shares without contribution, or in any cases where the above adjustments of the Exercise Price are required, the Exercise Price may be adjusted within a reasonable scope by taking into consideration the conditions of the Mergers, etc. or those of the allotment of shares without contribution, or other factors.

(5)	Exercise period of share acquisition rights

The exercise period shall be from July 26, 2013 to July 25, 2021. If the last day of the exercise period falls on a SMTH’s holiday, the immediately preceding business day shall be the last day.

(6)	Conditions for exercising share acquisition rights

1) A share acquisition right holder shall, at the time of exercising the right, hold the office of director or executive officer of SMTH or director or executive officer of the subsidiaries on the Allotment Date. However, this shall not apply if a share acquisition right holder is no longer in office because of retirement due to expiration of term of office or because of other fair reasons.

2) When a share acquisition right holder dies, provided that a single statutory heir (the “Transferee of Right”) inherits all the share acquisition rights, the Transferee of Right may exercise the share acquisition rights. If the Transferee of Right dies, then the heirs of the Transferee of Right cannot inherit the share acquisition rights.

(7)	Matters regarding capital stock and capital surplus that are to increase when shares are issued upon the exercise of share acquisition rights

1) The amount of capital stock that is to increase when shares are issued upon the exercise of share acquisition rights shall be the amount equivalent to half of the maximum limit of capital increase that is calculated according to the Ordinance on Accounting of Companies, Article 17, Paragraph 1. If fractions less than one yen arise because of the calculation, then the fractions shall be rounded up.

2) The amount of capital surplus that is to increase when shares are issued upon the exercise of share acquisition rights shall be the amount obtained by deducting (x) the amount of the capital stock to be increased set forth in 1) above from (y) the maximum limit of capital increase mentioned in 1) above.

(8)	Restriction on transfer of share acquisition rights

The acquisition of share acquisition rights by transfer shall require approval of the board of directors.

(9)	Conditions for acquisition of share acquisition rights

1) If a share acquisition right holder no longer satisfies the conditions for exercising share acquisition rights subject to (6) above, SMTH may acquire his/ her share acquisition rights without charge.

2) If any of the following occurs to a share acquisition right holder, SMTH may, subject to a resolution of its board of directors’ meeting, acquire the share acquisition rights of the share acquisition right holder without charge.

(A)	If a share acquisition right holder materially breaches laws or SMTH’s internal regulations.

(B)	If a share acquisition right holder is punished by imprisonment without work or by a punishment that is more severe.

(C)	If a share acquisition right holder assumes or agrees to assume the office of an officer of, or is employed or agrees to be employed by, any competitive companies without SMTH’s prior approval.

(D)	If a share acquisition right holder offers to waive all of his/ her share acquisition rights.

3) If a proposal to approve a merger agreement under which SMTH will be an extinct company is approved at SMTH’s shareholders’ meeting, or if a proposal to approve a share exchange agreement or a share transfer plan under which SMTH will be a wholly-owned subsidiary company is approved at SMTH’s shareholders’ meeting, then SMTH may acquire share acquisition rights without charge.

(10)	Treatment of share acquisition rights if SMTH conducts organizational restructuring

If SMTH conducts merger (limited to where SMTH is extinguished in a merger), absorption-type split or incorporation-type split (in each case, limited to where SMTH is a splitting company), or share exchange or share transfer (in each case, limited to where SMTH becomes a wholly-owned subsidiary company) (collectively, the “Organizational Restructuring”), SMTH shall provide share acquisition right holders who held the remaining share acquisition rights (the “Remaining Share Acquisition Rights”) at the time immediately preceding the effective date of the Organizational Restructuring (i.e., the date on which an absorption-type merger becomes effective, the date on which a stock company is incorporated through consolidation-type merger, the date on which an absorption-type split becomes effective, the date on which a stock company is incorporated through incorporation-type split, the date on which a share exchange becomes effective, or the date on which a wholly-owning parent company is incorporated through share transfer; hereinafter the same) with share acquisition rights of any of the stock companies listed in the Companies Act, Article 236, Paragraph 1, Item (viii), (i) to (ho) (inclusive) (the “Organizational Restructuring Company”) according to respective Organizational Restructuring. In this case, the Remaining Share Acquisition Rights shall be extinguished, and the Organizational Restructuring Company shall newly issue share acquisition rights; provided that an absorption-type merger agreement, consolidation-type merger agreement, absorption-type split agreement, incorporation-type split plan, share exchange agreement, or share transfer plan states that share acquisition rights of the Organizational Restructuring Company shall be provided according to each of the following:

1) Number of share acquisition rights of the Organizational Restructuring Company to be provided

The number equivalent to the number of the Remaining Share Acquisition Rights held by the respective share acquisition holders.

2) Type of shares of the Organizational Restructuring Company that are the subject of share acquisition rights

Common shares of the Organizational Restructuring Company.

3) Number of shares of the Organizational Restructuring Company that are the subject of share acquisition rights

To be determined according to (1) above by taking into consideration the conditions and the like for the Organizational Restructuring.

4) Amount of assets to be contributed upon the exercise of share acquisition rights

The amount of assets to be contributed upon the exercise of each share acquisition right to be provided shall be the amount obtained by multiplying (x) the Exercise Price after the organizational restructuring determined according to (4) above by (y) the number of shares of the Organizational Restructuring Company that are the subject of the share acquisition right determined according to 3) above.

5) Exercise period of share acquisition rights

Exercise period shall be from the later date of either (i) the commencement date of the period in which share acquisition rights may be exercised as set forth in (5) above, or (ii) the effective date of the Organizational Restructuring, to the expiration date of the period in which share acquisition rights may be exercised as set forth in (5) above.

6) Matters regarding capital stock and capital surplus that are to increase when shares are issued upon the exercise of share acquisition rights

To be determined according to (7) above.

7) Restriction on transfer of share acquisition rights

The acquisition of share acquisition rights by transfer shall require the approval of the board of directors of the Organizational Restructuring Company.

8) Conditions for acquisition of share acquisition rights

To be determined according to (9) above.

(11)	Rounding down of fractions arising from the exercise of share acquisition rights

If the number of shares to be provided to share acquisition right holders includes any fractions less than one share, the fractions shall be rounded down.

(12)	Treatment of certificates of share acquisition rights if issued

Certificates of share acquisition rights shall not be issued.

(13)	Allotment Date of share acquisition rights

July 26, 2011

(14)	Date of payment of money to be made in exchange for share acquisition rights

July 26, 2011

(15)	Place to apply for the exercise of share acquisition rights

SMTH’s Human Resources Department or any department that is in charge of the operation at the time of the exercise.

(16)	Place to handle payment upon the exercise of share acquisition rights

The Chuo Mitsui Trust and Banking Company, Limited, Head Office Business Department I, or successor bank of The Chuo Mitsui Trust and Banking Company, Limited, or successor branch of Head Office Business Department I.

End.

Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our Form F-4 registration statement filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.